UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May 2017

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

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(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	May 12, 2017	By	/s/ Wang Jian
Name: Wang Jian
Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock code: 00670)

Proxy Form for the 2016 Annual General Meeting

I/We ________________________________________________________________________________________________________ (Note 1) , “H” Shares shareholder account number (if applicable): ____________________________________________ , address: __________________________________________________________________________________________________ (Note 1) , hold __________________________________________ “H” Shares (Note 2) of China Eastern Airlines Corporation Limited (the “ Company ”) and hereby appoint the chairman of the AG M o r M r./Ms. ____________________________ of address: __________________________________________________________________________________________________ (Note 3) , to represent me/us to attend the AGM to be held at Four Seasons Hall, 2/F, Shanghai International Airport Hotel (上海國際機場賓館二樓四季廳), No. 368 Yingbin (1) Road, Shanghai, the People’s Republic of China (“PRC”), at 9:00 a.m. on Wednesday, 28 June 2017 and any adjournment thereof (the “AGM”) and vote on behalf of me/us according to the following instructions upon the proposed resolutions as listed in the Company’s notice of the AGM (the “Notice”). In the absence of any instruction on any particular matter, the proxy shall exercise his/her discretion as to whether, and if so how, he/she votes.

Note:	Shareholders should rend the contents of the relevant resolutions contained in the Notice carefully before exercising your vote on the below resolutions. Capitalised terms defined herein should have the same meaning as ascribed to them in the Notice.

RESOLUTIONS		AGREE (Note 4)	DISAGREE (Note 4)	ABSTAIN (Note 4)
1.	Ordinary Resolution: “THAT, to consider and approve the report of the board of directors of the Company (the “Board”) for the year 2016.”
2.	Ordinary Resolution: “THAT, to consider and approve the report of the supervisory committee of the Company for the year 2016.”
3.	Ordinary Resolution: “THAT, to consider and approve the financial reports of the Company for the year 2016.”
4.	Ordinary Resolution: “THAT, to consider and approve the Company’s profit distribution proposal for the year 2016.”
5.	Ordinary Resolution: “THAT, to consider and approve the resolution in relation to the Company’s appointment of the PRC domestic auditors and international auditors for financial reporting for the year 2017, and to authorise the Board to determine their remuneration.”
6.	Ordinary Resolution: “THAT, to consider and approve the resolution in relation to the Company’s appointment of the auditors for internal control for the year 2017, and to authorise the Board to determine their remuneration.”
7.

Special Resolution: “THAT, to consider and approve the resolution on granting of a general mandate to the Board to issue bonds:

It was agreed that the Board may issue debt instruments in one tranche or multiple tranches, within the cap amount of issuance stipulated under applicable laws, subject to the general and unconditional mandate to be obtained at the general meeting:

(a)   Type of debt instruments: Including, but not limited to, debt instruments such as corporate bonds, super short-term commercial paper, short-term commercial paper, mid-term notes, offshore bonds in Renminbi or US dollar and other currencies, and asset-backed securities. However, bonds to be issued and/or debt instruments to be issued under this mandate shall not include bonds which are convertible into shares of the Company.

(b)   Issuer: The Company and/or its wholly or non-wholly owned subsidiaries. The exact issuer shall be determined by the Board based on the needs in the particular issuance.

(c)   Issue size: Debt instruments shall be issued under this mandate within the cap amount of bond issuance stipulated under applicable laws, subject to the outstanding amount of each type of debt instrument. The actual size of issue shall be determined by the Board based on funding requirements and market conditions.

(d)   Maturity and class of issue: Not more than 15 years in the form of a uniform maturity date or a bond portfolio with several maturity dates. The actual composition of maturity and the size of each class of the bonds shall be determined by the Board based on the relevant requirements and market conditions.

RESOLUTIONS	AGREE (Note 4)	DISAGREE (Note 4)	ABSTAIN (Note 4)
(e) Use of fundraising proceeds: It is expected that the fundraising proceeds from such issuance shall be used for purposes in compliance with laws and regulations, including the fulfillment of production and operation needs of the Company, adjustment of debt structure, the supplementing of working funds and/or project investment. Details of the use of proceeds shall be determined by the Board based on funding requirements.

(f) Valid term of the mandate: One year from the date of approval of this resolution at a general meeting of the Company.

If the Board and/or its delegate(s) has decided to proceed with issuance(s) within the valid term of the mandate, and the Company has obtained issuance approval, permission or registration from regulatory bodies within the valid term of the mandate, the Company may complete the relevant issuance within the valid term confirmed under an y o f such appro val, permission or registration.

(g) Authorization to be granted to the Board

It is proposed at the general meeting that an authorization be granted generally and unconditionally to the Board, based on the specific needs of the Company and other market conditions:

(i) To determine the issuer, type, specific class, specific terms, conditions and other matters, including but not limited to the actual issue size, the actual total amount, currency, issue price, interest rates or the formula for determining the interest rates, place of issuance, timing of the issue, maturity, whether or not to issue in tranches and the number of tranches, whether to set buyback and redemption clauses, rating arrangements, guarantees, due dates for principal and interest payments, use of proceeds, underwriting arrangements and all matters relating to each issue.

(ii) To take all such acts and steps as considered to be necessary and incidental to each issuance, including but not limited to the engagement of intermediary(ies) to represent the Company in application to relevant regulatory bodies for approval, registration, filing etc. in relation to issuance, sign all necessary legal documents for issuance, and handle other matters in relation to issuance, arrangement of principal and interest payments within the duration of the bonds, and trading and listing.

(iii) To approve, confirm and ratify the acts and steps stated above taken in connection with any issuance.

(iv) To make corresponding adjustments to the detailed plan of issue of the bonds and other relevant matters within the scope of the mandate to be granted to the Board in accordance with opinions of regulatory authorities or the existing market conditions, in the event of any changes in the policy of regulatory authorities on issue of bonds or any changes in mark et conditions, sa v e for the matters that are subject to Shareholders’ re-voting at the general meeting under relevant laws, regulations and the articles of association of China Eastern Airlines Corporation Limited.

(v) To determine and handle, upon completion of the issuance, matters in relation to the listing of the debt instruments which have been issued.

(vi) To approve, sign and distribute announcements and circulars in relation to issuance and disclose relevant information, pursuant to the governing rules applicable at the place of listing of the Company.

(vii) To adjust the currency structure and interest rate structure of the bonds based on the market conditions within the duration of the bonds.

(viii) To grant authorization in relation to the above matters to such other persons as the Board considers appropriate.

RESOLUTIONS		AGREE (Note 4)	DISAGREE (Note 4)	ABSTAIN (Note 4)
8.	Special Resolution: “THAT, to consider and approve the granting of a general mandate to the Board to issue shares of the Company:

(a) the Board be and is hereby granted an unconditional general mandate and permitted to further delegate such mandate to the management of the Company, to proceed with the matters associated with the issuance of shares of the Company in its sole discretion and according to the specific needs of the Company, other market conditions and the following conditions during the Relevant Period (as hereafter defined), subject to the following conditions:

(i) the Company has obtained the approval from the Board to issue, allot or dispose of, either separately or concurrently, or to issue, allot or dispose of, either separately or concurrently, conditionally or unconditionally, the domestic shares (“A Shares”) and the overseas listed foreign shares (“H Shares”) with the respective numbers of A Shares and H Shares being not more than 20% of the respective number of the issued A shares and H shares of the Company as at the date of approval and passing of this resolution at the general meeting, and subject to the conditions set out in (ii) below, the Board may, within the given limits, determine the numbers of A Shares and/or H Shares to be issued allotted or disposed of;

(ii) the Board has approved, executed, amended and made or procured to execute make and amend all documents, deeds and matters as it may consider necessary in connection with the issuance, allotment or disposal of any A Shares and/or H Shares pursuant to the exercise of the abovementioned general mandate; and

(iii) the Board will only exercise such mandate in accordance with the Company Law of the PRC and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (each as amended from time to time) or applicable laws, rules and regulations of other government or regulatory bodies and the Company will complete such issuance only if all necessary approvals from the China Securities Re gulatory Commission and/or other relevant PRC go v ernment authorities are obtained.

(b) for the purposes of this special resolution, the general mandate shall not extend beyond the Relevant Period save that if the Board during the Relevant Period makes the issuance resolutions, such issuance may complete beyond the Relevant Period after obtaining all necessary approvals from the relevant PRC government authorities by the Company which may take longer than the Relevant Period. “Relevant Period” means the period from the passing of this special resolution until the earliest one of the following three terms:

(i) the conclusion of the next annual general meeting of the Company following the passing of this special resolution;

(ii) the expiration of a 12-month period following the passing of this special resolution; and

(iii) the date on which the general mandate granted to the Board set out in this special resolution is revoked or varied by a special resolution of the shareholders of the Company at a general meeting.

(c) Conditional upon the Board resolving to separately or concurrently issue shares pursuant to paragraph (a) of this special resolution, the Board be authorized to increase the registered capital of the Company to reflect the number of shares authorized to be issued by the Company pursuant to paragraph (a) of this special resolution and to make such appropriate and necessary amendments to the articles of association of the Company as they think fit to reflect such increases in the registered capital of the Company and to take any other action and complete the formalities required to effect the separate or concurrent issuance of shares pursuant to paragraph (a) of this special resolution and the increase in the registered capital of the Company.

RESOLUTIONS		AGREE (Note 4)	DISAGREE (Note 4)	ABSTAIN (Note 4)
9.	Special Resolution: “THAT, to consider and approve the resolution in relation to the amendments to the article in the Articles of Association of the Company: The original Article 1 of the Articles of Association is as follows:

‘The Company is a joint stock limited company established in accordance with the “Company Law of the People’s Republic of China” (the “Company Law”), “State Council’s Special Regulations Regarding the Issue of Shares Overseas and the Listing of Shares Overseas by Companies Limited by Share” (the “Special Regulations”) and other relevant laws and regulations of the State.

The Company was established by way of promotion with the approval under the document “Ti Gai Sheng” [1994] No.140 of the People’s Republic of China’s State Commission for Restructuring the Economic System. It is registered with and has obtained a business licence from China’s State Administration for Industry and Commerce on April 14, 1995. The number of the Company’s business licence is:
10001767-8.

As the Company changed its legal representative on February 11, 2009, it also replaced its business license. Its business license number is: 310000400111686 (Airport).

The promoter of the Company is: China Eastern Air Holding Company.’

Article 1 of the Articles of Association shall be amended as follows:

‘The Company is a joint stock limited company established in accordance with the “Company Law of the People’s Republic of China” (the “Company Law”), “State Council’s Special Regulations Regarding the Issue of Shares Overseas and the Listing of Shares Overseas by Companies Limited by Share” (the “Special Regulations”) and other relevant laws and regulations of the State.

The Company was established by way of promotion with the approval under the document “Ti Gai Sheng” [1994] No.140 of the People’s Republic of China’s State Commission for Restructuring the Economic System. It is registered with and has obtained a business licence from China’s State Administration for Industry and Commerce on April 14, 1995. On February 8, 2017, the Company completed the “Combination of Three Licenses into One” procedures for its business license, organisation code certificate and tax registration certificate. The unified social cr edit code of the Business License of the Company after mer ger is
913100007416029816.

The promoter of the Company is: China Eastern Air Holding Company’ The original Article 72 of the Articles of Association is as follows:

‘Each matter up for consideration at a Shareholders’ general meeting shall be voted upon at such Shareholders’ general meeting.

A shareholder (including proxy), when voting at a Shareholders’ general meeting, may exercise voting rights in accordance with the number of shares carrying the right to vote and each share shall have one vote.’

Article 72 of the Articles of Association shall be amended as follows:

‘Each matter up for consideration at a Shareholders’ general meeting shall be voted upon at such Shareholders’ general meeting.

A shareholder (including proxy), when voting at a Shareholders’ general meeting, may exercise voting rights in accordance with the number of shares carrying the right to vote and each share shall have one vote.

For material issues to be decided in general meetings of the Company that would affect the interests of its small and medium sized investors, the votes by the small and medium sized investors shall be counted separately. The result of such separate vote counting shall be disclosed publicly in a timely manner.

The Board of the Company, Independent Directors and those Shareholders who have met the relevant requirements may openly collect voting rights from the Company’s Shareholders. While collecting votes of the Shareholders, sufficient disclosure of information such as the specific voting preference shall be made to the Shareholders from whom voting rights are being collected. No consideration or other form of de facto consideration shall be involved in the collection of voting rights from the Shareholders. The Company shall not impose any limitation related to minimum shareholdings on the collection of voting rights.’”

RESOLUTIONS		AGREE (Note 4)	DISAGREE (Note 4)	ABSTAIN (Note 4)
10.	Ordinary Resolution: “THAT, to consider and approve the resolution in relation to the amendments to parts of the terms of the rules of procedures for general meeting.

The original Article 48 of the rules of procedures for general meeting is as follows:

‘A shareholder (including proxy) may exercise voting rights in accordance with the number of shares carrying the right to vote and each share shall have one vote.’

Article 48 of The Rules of Procedures for General Meeting shall be amended as follows:

‘A shareholder (including proxy) may exercise voting rights in accordance with the number of shares carrying the right to vote and each share shall have one vote.

For material issues to be decided in general meetings of the Company that would affect the interests of its small and medium sized investors, the votes by the small and medium sized investors shall be counted separately. The result of such separate vote counting shall be disclosed publicly in a timely manner.

The Board of the Company, Independent Directors and those Shareholders who have met the relevant requirements may openly collect voting rights from the Company’s Shareholders. While collecting votes of the Shareholders, sufficient disclosure of information such as the specific voting preference shall be made to the Shareholders from whom voting rights are being collected. No consideration or other form of de facto consideration shall be involved in the collection of voting rights from the Shareholders. The Company shall not impose any limitation related to minimum shareholdings on the collection of voting rights.’”

Signature(s):	(Note 6)	Date:

Notes:

1.	Please print your full name(s) and address(es) in English as well as in Chinese (as registered in the register of members).
2.	Please fill in the number of shares registered in your name(s). If such number is not provided, this proxy form will be deemed to relate to all the shares registered in your name(s).
3.	If you wish to appoint someone other than the chairman of the AGM, please delete the words “the chairman of the AGM or” and fill in the name and address of the proxy as entrusted by you in the space provided. A shareholder can appoint one or more proxies of his/her own choice for the purpose of attending the meeting and the proxy/proxies do(es) not have to be the Company’s shareholder(s). Any changes on this proxy form must be duly authenticated by the signature of the signer of this proxy form.
4.	IMPORTANT: If you would like to vote for the resolution, please put a tick (“✓“) in the appropriate box marked “Agree”. If you would like to vote against the resolution, please put a tick (“✓“) in the box marked “Disagree”. If you would like to abstain from voting the resolution, please put a tick (“✓“) in the box marked “Abstain”. In the absence of any instruction, the proxy may vote at his/her discretion.
5.	The full text of resolution is set out in the Notice.
6.	This proxy form must bear the signature of the entrustor. In the event that the shareholder is a company or an institution, the proxy form must bear the company chop of that company or institution.
7.	This proxy form must be duly signed by the appointer or his attorney. If this proxy form is signed by an attorney of the appointer, the power of attorney authorising that attorney to sign (or other documents of authorisation) must be notarially certified. For holders of the H Shares, the notarially certified power of attorney or other documents of authorisation and proxy forms must be delivered to Hong Kong Registrars Limited, the Company’s H Share registrar at Rooms 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong not less than 24 hours before the time scheduled for the holding of the AGM in order for such documents to be considered valid.
8.	If more than one proxy has been appointed by any shareholders of the Company, such proxies shall not vote at the same time.
9.	If a proxy attends the AGM, appropriate identification documents must be provided.
10.	The Company reserves the right to treat any proxy form which has been incorrectly completed in some manner which (at its absolute discretion) is not material as being valid.

PERSONAL INFORMATION COLLECTION STATEMENT

Your supply of your and your proxy’s (or proxies’) name(s) and address(es) is on a voluntary basis for the purpose of processing your request for the appointment of a proxy (or proxies) and your voting instructions for the meeting of the Company (the “Purposes”). We may transfer your and your proxy’s (or proxies’) name(s) and address(es) to our agent, contractor, or third party service provider who provides administrative, computer and other services to us and to such parties who are authorised by law to request the information or are otherwise relevant for the Purposes and need to receive the information. Your and your proxy’s (or proxies’) name(s) and address(es) will be retained for such period as may be necessary to fulfil the Purposes. You/your proxy (or proxies) has/have the right to request access to and/or correction of the relevant personal data in accordance with the provisions of the Personal Data (Privacy) Ordinance and any such request should be in writing by mail to the Company/Hong Kong Registrars Limited at the above address.

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